Filed Pursuant to Rule 424(b)(3)
Registration No. 333-122348
Prospectus Supplement No. 3
to Prospectus Dated June 2, 2005
$125,000,000
0.75% Convertible Senior Subordinated Notes due 2024
and the Common Stock Issuable Upon Conversion of the Notes
This prospectus supplement no. 3 relates to the resale by selling securityholders of Synaptics Incorporated’s 0.75% Convertible Senior Subordinated Notes due 2024 and the shares of our common stock issuable upon conversion of the notes. You should read this prospectus supplement no. 3 in conjunction with the prospectus dated June 2, 2005 as supplemented by prospectus supplement no. 1 dated July 1, 2005 and prospectus supplement no. 2 dated July 13, 2005. This prospectus supplement is not complete without, and may not be delivered or used except in conjunction with, the prospectus, including any amendments or supplements to it. This prospectus supplement is qualified by reference to the prospectus as supplemented to date, except to the extent that the information provided by this prospectus supplement supersedes the information contained in the prospectus as supplemented to date.

     Investing in the notes and our common stock involves significant risks. See Risk Factors beginning on page 9 of the prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

This date of this prospectus supplement is July 27, 2005.

The location of our offices has changed. Our address and telephone number as they appear on pages 3, 65, and 78 of the prospectus are hereby amended and restated as follows:
     3120 Scott Blvd., Suite 130
     Santa Clara, California 95054
     Telephone: (408) 454-5100
     Facsimile: (408) 454-5447
The following information amends and supplements the table set forth under the caption “Selling Securityholders” beginning on page 70 of the prospectus by updating the information with respect to selling securityholders previously listed in the prospectus and by adding information with respect to selling securityholders not previously listed in the prospectus. This information was furnished to us by the selling securityholders listed below as of or prior to the date of this prospectus supplement. No additional notes or shares of our common stock are being offered for resale under the prospectus.

	Principal		Number of
	Amount of	Percentage of	Conversion	Percentage of
Name of	Notes That	Total Notes	Shares That	Common Stock
Selling Securityholder	May Be Sold	Outstanding	May be Sold(1)	Outstanding(2)
Citadel Equity Fund Ltd. (4)(8)	$11,000,000	8.8%	217,709	*
Credit Suisse First Boston Europe Ltd (4)(34)	$6,500,000	5.2%	128,646	*
Inflective Convertible Opportunity Fund I, LP (35)	$500,000	*	9,895	*
Inflective Convertible Opportunity Fund I, Ltd (35)	$1,100,000	*	21,770	*
Lyxor / Inflective Convertible Opportunity Fund Ltd (35)	$1,100,000	*	21,770	*
Radcliffe SPC, Ltd. for and on behalf of the Class A Convertible Crossover Segregated Portfolio (25)	$655,000	*	12,963	*

*	Less than 1%

(1)	Assumes conversion of the full amount of notes held by such selling securityholder into common stock at the initial conversion rate of 19.7918 shares of common stock per $1,000 principal of notes. Except as otherwise indicated, also assumes that the selling securityholder or any future transferees, pledgees, donees, or successors of or from such selling securityholder do not beneficially own any common stock other than the common stock issuable upon conversion of the notes. The conversion rate and the number of shares of common stock issuable upon conversion of the notes are subject to adjustment under certain circumstances. Accordingly, the number of shares of common stock issuable upon conversion of the notes may increase or decrease from time to time. Under the terms of the Indenture, we will pay cash in lieu of issuing fractional shares upon conversion of notes; accordingly, the schedule does not reflect fractional shares. See “Description of Notes – Conversion Rights.”

(2)	Calculated based upon 26,371,425 shares of common stock outstanding as of March 31, 2005. In calculating the percentage of ownership, all shares of common stock that the identified person had the right to acquire upon conversion of such persons’ notes are deemed to be outstanding for the purpose of computing the percentage of the shares of common stock owned by such person, but are not deemed to be outstanding for the purpose of computing the percentage of the shares of common stock owned by any other person.

(4)	This selling securityholder has identified itself as an affiliate of a broker-dealer. This selling securityholder has represented to us that it acquired its notes or underlying common stock in the ordinary course of business and, at the time of purchase of the notes or the underlying common stock, such selling securityholder had no agreements or understandings, directly or indirectly, with any person to distribute the notes or underlying common stock. To the extent that we become aware that such selling securityholder did not acquire its notes or underlying common stock in the ordinary course of business or did have such an agreement or understanding, we will file a post-effective amendment to the registration statement of which this prospectus forms a part to designate such affiliate as an “underwriter” within the meaning of the Securities Act.

(8)	Citadel Limited Partnership (“Citadel’’) is the trading manager of Citadel Equity Fund Ltd. and consequently has investment discretion over securities held by Citadel Equity Fund Ltd. Citadel disclaims beneficial ownership of the securities beneficially owned by Citadel Equity Fund Ltd. Kenneth C. Griffin indirectly controls Citadel and therefore has ultimate investment discretion over securities held by Citadel Equity Fund Ltd. Mr. Griffin disclaims beneficial ownership of the securities held by Citadel Equity Fund Ltd.

(25)	Pursuant to an investment management agreement, RG Capital Management, L.P. (“RG Capital’’) serves as the investment manager of Radcliffe SPC, Ltd.’s Class A Convertible Crossover Segregated Portfolio. RGC Management Company, LLC (“Management’’) is the general partner of RG Capital. Steve Katznelson and Gerald Stahlecker serve as the managing members of Management. Each of RG Capital, Management, and Messrs. Katznelson and Stahlecker disclaims beneficial ownership of the securities owned by Radcliffe SPC, Ltd. for and on behalf of the Class A Convertible Crossover Segregated Portfolio.

(34)	Gerry Murtagh has voting and investment power with respect to the securities held by this selling securityholder.

(35)	Thomas J. Ray, President and Chief Investment Officer of Inflective Asset Mgmt, LLC, exercises voting and dispositive power with respect to the securities held by this selling securityholder.